Aames Investment Corporation	350 S. Grand Avenue, 43rd Floor
Los Angeles, California 90071

John F. Madden Jr.

Executive Vice President, General Counsel

And Secretary

Direct Line: (323) 210-4871

Direct Fax: (323) 210-5026

Email: jmadden@aamescorp.com

October 12, 2005

BY EDGAR AND OVERNIGHT DELIVERY

Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aames Investment Corporation

Registration Statement on Form S-3

File No. 333-128623

Filed on September 27, 2005

Dear Ms. Garnett:

This letter responds to the Staff’s comment letter dated October 5, 2005 regarding the above-referenced registration statement for Aames Investment Corporation (“Aames Investment”). Following is our response to the Staff’s comment.

1.	Please advise us why you believe that Aames Investment Corporation is eligible for use of Form S-3. In this regard, we note that the company’s initial public offering on Form S-11 went effective November 1, 2004.

We believe that Aames Investment is eligible to use Form S-3 because it is a successor registrant to Aames Financial Corporation (“Aames Financial”) and otherwise meets the conditions of Section I.A.7 of the General Instructions for Use of Form S-3. Aames Investment’s reorganization with Aames Financial, formerly its parent corporation, was completed in November 2004, concurrently with Aames Investment’s initial public offering. After the reorganization, Aames Financial became a wholly owned subsidiary of Aames Investment.

Clause (b) of Section I.A.7 states that if the registrant is a successor registrant, it will be deemed to have met conditions 1, 2, 3 and 5 of the registrant requirements if the predecessor met the conditions at the time of succession and the registrant has continued to do so since the succession. Aames Financial, Aames Investment’s predecessor met the registrant requirements under I.A. of the General Instructions for Use of Form S-3 at the time of succession as follows:

1. Aames Financial was organized under the laws of the State of Delaware and all of its business operations were in the United States.

Karen J. Garnett

October 12, 2005

2. Aames Financial’s common stock was registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”).

3. Aames Financial was subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and filed all material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least 12 calendar months immediately preceding the succession and filed in a timely manner all reports required to be filed during the 12 calendar months and any portion of a month immediately preceding the succession.

4. Neither Aames Financial, nor any of its subsidiaries, since the end of the last fiscal year for which certified financial statements were included in a report pursuant to Section 13(a) or 15(d) of the Exchange Act failed to pay any dividend or sinking fund installment on preferred stock or defaulted on any installment on indebtedness for borrowed money or any rental on a long term lease.

In addition, since the succession, Aames Investment has continued to meet the above requirements as follows:

1. Aames Investment is organized under the laws of the State of Maryland and all of its business operations are in the United States.

2. Aames Investment’s common stock is registered pursuant to Section 12(b) of the Exchange Act.

3. Aames Investment has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and has filed all material required to be filed pursuant to Section 13, 14 or 15(d) since the succession and has filed in a timely manner all reports required to be filed since the succession.

4. Neither Aames Investment, nor any of its subsidiaries, since the succession has failed to pay any dividend or sinking fund installment on preferred stock or defaulted on any installment on indebtedness for borrowed money or any rental on a long term lease.

Since Aames Financial met conditions 1, 2, 3 and 5 of the General Instructions for Use of Form S-3 at the time of the succession and Aames Investment has continued to do so since, we believe that Aames Investment is eligible to use Form S-3.

Aames Investment Corporation • 350 S. Grand Avenue, 43rd Floor • Los Angeles, California 90071

Telephone: (323) 210-4871 • Fax: (323) 210-5026

Karen J. Garnett

October 12, 2005

Aames Investment acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Aames Investment from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Aames Investment may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response or need any additional information, please call me at (323) 210-4871.

Very truly yours,

/s/ John F. Madden, Jr.
John F. Madden, Jr.
Executive Vice President, General Counsel and Secretary

Aames Investment Corporation • 350 S. Grand Avenue, 43rd Floor • Los Angeles, California 90071

Telephone: (323) 210-4871 • Fax: (323) 210-5026